Securities and Exchange Commission
                          Washington, D.C. 20549

                               Schedule 13G
                            (Amendment No. 22)

                 Under the Securities Exchange Act of 1934

Hasbro, Inc.
------------
(Name of Issuer)

Common Stock, Par Value $.50 Per Share
--------------------------------------
(Title of Class of Securities)

418 056 10 7
--------------
(CUSIP Number)

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    -------------------------------------------------

    Alan G. Hassenfeld

2.  Check the Appropriate Box if member of a Group*
    -----------------------------------------------

    (a)  ( )
    (b)  (X)


3.  SEC Use Only


4.  Citizenship or Place of Organization
    ------------------------------------

    United States

    Number of Shares Beneficially Owned by Each Reporting Person With:
    ------------------------------------------------------------------

5.  Sole Voting Power
    -----------------

    16,673,562

6.  Shared Voting Power
    -------------------

    1,821,536

7.  Sole Dispositive Power
    ----------------------

    16,673,562

8.  Shared Dispositive Power
    ------------------------

    1,821,536

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    ------------------------------------------------------------

    18,495,098

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
    --------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row 9
    -----------------------------------------------

    9.5

12. Type of Reporting Person*
    -------------------------

    IN,00


The following Items of my statement on Schedule 13-G are hereby amended:

Item 4.       Ownership:
              ----------

         (a)  Amount Beneficially Owned: 18,495,098

         (b)  Percent of Class: 9.5

              (i)   sole power to vote or to direct
                    the vote.........................16,673,562*

              (ii)  shared power to vote or to direct
                    the vote..........................1,821,536**

              (iii) sole power to dispose or to direct
                    the disposition of...............16,673,562*

              (iv)  shared power to dispose or to direct
                    the disposition of................1,821,536**
---------

*Includes (a) 1,199,000 shares which may be purchased upon exercise of presently exercisable options and options exercisable within 60 days hereof; (b) 8,890,921 shares held by the Merrill Hassenfeld Trust, of which Mr. Hassenfeld is sole trustee; and (c) 829,347 shares held by the Alan Hassenfeld Trust, of which Mr. Hassenfeld is sole trustee.

**Includes (a) 695,470 shares owned by Mr. Hassenfeld and another as trustees of the Stephen Hassenfeld Trust; (b) 154,216 shares owned by Mr. Hassenfeld and others, as trustees of the Sylvia Hassenfeld Trust; and (c) 971,850 shares owned by the Hassenfeld Foundation, of which Mr. Hassenfeld is one of the officers and directors.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------

         An aggregate of 9,045,137 shares of Common Stock are held by Mr. Hassenfeld, as a trustee of two trusts. His mother, Sylvia K. Hassenfeld, has the right to receive any dividends from the shares held in these trusts. An aggregate of 695,470 shares of Common Stock are held by Mr. Hassenfeld as a trustee of the Stephen Hassenfeld Trust, a charitable lead trust whose beneficiary is the Hassenfeld Foundation. An aggregate of 971,850 shares of Common Stock are held by the Hassenfeld Foundation, a charitable foundation. All assets of the Hassenfeld Foundation are devoted to the charitable purposes of the Foundation. Mr. Hassenfeld disclaims beneficial ownership of the shares described in this Item 6.


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 2000
       ----------------

       /s/ Alan G. Hassenfeld
       ----------------------
       Signature


       Alan G. Hassenfeld
       ------------------
       Name/Title: